SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOTOROLA SOLUTIONS, INC.

(Name of Subject Company (issuer))

Motorola Solutions, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

620076307

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michelle M. Warner

Corporate Vice President, Deputy General Counsel and Secretary

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

(847) 576-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David C Karp, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Motorola Solutions, Inc. for up to $2 billion of shares of its common stock, par value $0.01 per share.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that Motorola Solutions will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Motorola Solutions expects to file with the Securities and Exchange Commission upon commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, Illinois, 60196, Attn: Investor Relations, or Alliance Advisors, LLC, the information agent for the tender offer, at (855) 737-3180.

Item 12.	Exhibits

Exhibit 99.1	Email from Gregory Q. Brown to Motorola Solutions, Inc. Employees, dated August 5, 2015

Exhibit 99.2	Information fact sheet for Motorola Solutions, Inc. Employees, dated August 5, 2015

Exhibit 99.3	Earnings call presentation, dated August 5, 2015

Exhibit 99.4	Earnings call transcript, dated August 5, 2015